KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 29,095,063
Fees earned	5,666,420
Management fee income	1,668,513
Interest income	219,105
Other income	3,628,282
	40,277,383
Expenses:	
Commissions	29,151,397
Clearing expenses	376,513
Employee compensation and benefits	2,953,350
Managements fees	930,000
Professional service fees	126,944
Technology, data and communication costs	514,722
Regulatory fees	685,936
Occupancy and equipment rentals	384,467
Depreciation and amortization	110,057
Interest	12,491
State and local taxes	74,136
Other	3,580,834
	38,900,847
Net income	$ 1,376,536

The accompanying notes are an integral part of these financial statements.